                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                          FOR THE MONTH OF JUNE, 2001.



                                 CNH GLOBAL N.V.

                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                               WORLD TRADE CENTER
                               TOWER B, 10TH FLOOR
                                AMSTERDAM AIRPORT
                                 THE NETHERLANDS

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)



          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

          Form 20-F X      Form 40-F
                   ---               ---

          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

          Yes                No  X
              ---               ---

          (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______.)

                                 CNH GLOBAL N.V.


Form 6-K for the month of June, 2001

List of Exhibits:

1. Registrant's Summary North American Retail Unit Sales Activity For Selected Agricultural and Construction Equipment, During the Month of May and Cumulative for 5 Months, 2001, And Indicators of North American Dealer Inventory Levels for Selected Agricultural Equipment at the End of April 2001 Relative to Industry Results or Levels, Compared with Prior Year Periods

                                                          CNH [LOGO]

                                  CNH Global N.V.
                                  ---------------

                Summary North American Retail Unit Sales Activity
              For Selected Agricultural and Construction Equipment,
           During the Month of May and Cumulative for 5 Months, 2001,
          And Indicators of North American Dealer Inventory Levels for
            Selected Agricultural Equipment at the End of April 2001
    Relative to Industry Results or Levels, Compared with Prior Year Periods

The following table summarizes selected agricultural and construction equipment industry retail unit sales results in North America as compared with prior year periods. Industry results for the current periods are expressed as a percentage change from the prior year periods, by major product category. The percentage change reflects only industry retail unit sales results and is derived from flash, or preliminary actual, data of the U.S. Equipment Manufacturers Institute ('EMI') and of the Canadian Farm and Industrial Equipment Institute ('CFIEI').

These industry data are based on unit sales as preliminarily reported by EMI and CFIEI member companies and include most, but not all, of the equipment sold in each of the categories. The data are subject to revision from time to time and caution should be maintained when using the data for any purpose. Actual results will vary and may not be known for some time. Over time, industry results will be adjusted to reflect actual sales differences, reclassifications, or other factors. Retail unit sales will fluctuate from month to month due to several factors, including timing of new products and new product introductions, product availability, and sales programs. CNH Global N.V.'s performance for the same periods is described relative to the change in industry results.

Also included in the table are indicators of North American dealer inventory levels. Industry data are derived from the flash, or preliminary actual, data of the EMI and CFIEI and expressed as the number of months of inventory on hand, based on the simple average of the previous 12 months retail unit sales results. CNH Global N.V.'s dealer's inventory levels for the same periods are described relative to the industry levels.

This information reflects point-in-time data that is not necessarily representative of either the market nor of CNH Global N.V.'s relative performance going forward, nor does it reflect or imply any forward-looking information regarding the market or CNH Global N.V.'s relative performance in that market.

Copies of the relevant Agricultural Flash report from EMI and CFIEI follow the table.

Page 2                       CNH Global N.V.                   May N.A. Activity


                   SUMMARY OF NORTH AMERICAN RETAIL ACTIVITY

-------------------------------------------------------------------------------------------------------
                                   TOTAL NORTH AMERICAN      CNH RELATIVE PERFORMANCE
CATEGORY                                 INDUSTRY                   (ALL BRANDS)
-------------------------------------------------------------------------------------------------------

RETAIL UNIT SALES:
MONTH OF MAY 2001
-------------------------------------------------------------------------------------------------------
Agricultural Tractors:
under 40 horsepower (2WD)                  9.2         Up moderately more than the industry
-------------------------------------------------------------------------------------------------------
40 to 100 horsepower (2WD)                 8.9         Up in line with the industry
-------------------------------------------------------------------------------------------------------
over 100 horsepower (2WD)                  1.4         Up significantly more than the industry
-------------------------------------------------------------------------------------------------------
4 wheel drive tractors                    30.3         Up significantly more than the industry
-------------------------------------------------------------------------------------------------------
Total tractors                             8.8         Up moderately more than the industry
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
Combines                                  28.9         Up significantly more than the industry
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
Loader/backhoes                          (32.1)        Down, moderately more than the industry
-------------------------------------------------------------------------------------------------------
Skid Steer Loaders                        (8.1)        Down low double digits
-------------------------------------------------------------------------------------------------------
Total Heavy
Construction Equipment                   (18.4)        Down slightly more than the industry
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
RETAIL UNIT SALES:
5 MONTHS, 2001
-------------------------------------------------------------------------------------------------------
Agricultural Tractors:
under 40 horsepower (2WD)                  9.4         Up moderately more than the industry
-------------------------------------------------------------------------------------------------------
40 to 100 horsepower (2WD)                 9.0         Down low single digits
-------------------------------------------------------------------------------------------------------
over 100 horsepower (2WD)                  8.0         Down low single digits
-------------------------------------------------------------------------------------------------------
4 wheel drive tractors                    19.1         Up significantly more than the industry
-------------------------------------------------------------------------------------------------------
Total tractors                             9.3         Up equal to the industry
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
Combines                                  27.4         Up mid single digits
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
Loader/backhoes                          (25.6)        Down moderately more than the industry
-------------------------------------------------------------------------------------------------------
Skid Steer Loaders                       (10.6)        Down, less than the industry, high single digits
-------------------------------------------------------------------------------------------------------
Total Heavy
Construction Equipment                   (15.9)        Down in line with the industry
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
DEALER INVENTORIES:
END OF APRIL 2001
-------------------------------------------------------------------------------------------------------
Agricultural Tractors:
under 40 horsepower (2WD)          9.0 months supply   More than 1 Month lower than the industry
-------------------------------------------------------------------------------------------------------
40 to 100 horsepower (2WD)         6.5 months supply   More than 1 Month lower than the industry
-------------------------------------------------------------------------------------------------------
over 100 horsepower (2WD)          4.4 months supply   About 1/2 Month lower than the industry
-------------------------------------------------------------------------------------------------------
4 wheel drive tractors             3.8 months supply   1 Month lower than the industry
-------------------------------------------------------------------------------------------------------
Total tractors                     7.5 months supply   More than 1 Month lower than the industry
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
Combines                           4.1 months supply   About 1 Month higher than the industry
-------------------------------------------------------------------------------------------------------

Dated: June 18, 2001

                             MAY 2001 FLASH REPORT
                             U.S. UNIT RETAIL SALES
                        (REPORT RELEASED JUNE 12, 2001)
--------------------------------------------------------------------------------
                                                                      April 2001
                     May     May      %       Y-T-D    Y-T-D     %    U.S. Field
EQUIPMENT            2001    2000    Chg.     2001     2000     Chg.   Inventory
                                                                          (*)
--------------------------------------------------------------------------------
2 Wheel Drive
--------------------------------------------------------------------------------
Under 40 HP        12,459  11,440   8.90%    37,209    34,074   9.20%     63,541
--------------------------------------------------------------------------------
40 & Under          5,742   5,263   9.10%    21,172    19,378   9.30%     27,339
100 HP
--------------------------------------------------------------------------------
100 HP & Over       1,282   1,369  -6.40%     8,714     8,275   5.30%      5,689
--------------------------------------------------------------------------------
Total              19,483  18,072   7.80%    67,095    61,727   8.70%     96,569
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
4 Wheel Drive         299     236  26.70%     1,794     1,471  22.00%        978
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Total Farm         19,782  18,308   8.10%    68,889    63,198   9.00%     97,547
Wheel
Tractors
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Combines              447     332  34.60%    1,822      1,366  33.40%      1,910
(Self-
Propelled)
--------------------------------------------------------------------------------
[Graphic data included at this point in the Flash Report has been omitted due to the inability of it being reproduced in the Edgarization process. Such data is available from the Equipment Manufacturers Institute.]

Published monthly, the EMI Agriculture Flash Report compares monthly data from the current and past year of the U.S. unit retail sales of two and four wheel drive tractors and self-propelled combines. Data shown on the report are estimates which are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution. Data presented in the report represents most, but not all, of the manufacturers in each product category being sold at retail in the 50 states and the District of Columbia.

Note: Ag Flash Report is updated every 15th of the month.

For further information, please contact Jeanine Conwell, EMI Director of Statistics or Mary Matimore, EMI Statistical Assistant.



                        Equipment Manufacturers Institute
                 10 S. Riverside Plaza, Chicago, IL 60606-3710
                      Phone: 312-321-1470 Fax: 312-321-1480
                               E-mail: emi@emi.org

  Copyright 2001 by the Equipment Manufacturers Institute. All rights reserved.

CFIEI Industry News                                                  Page 1 of 2

CFIEI Canadian Farm and Industrial Equipment Institute
      Institut canadien de l'equipemnet agricole et industriel
      The Canadian Equipment Council of EMI  (Progress Through Excellence)



                              MAY 2001 FLASH REPORT
                      CANADA REPORT - RETAIL SALES IN UNITS
                         (Report released June 13, 2001)

The Canadian Farm & Industrial Equipment Institute, Burlington, Ontario today announced retail sales of farm tractors and combine harvesters in Canada for the month.

These data are based on unit sales reported by CFIEI member companies. This report includes most, but not all of the machines and implements sold in each of these categories. These data are subject to revision from time to time and caution should be maintained when using the data for any purpose.

----------------------------------------------------------------------------------------------------
                               MAY                   MAY                             APRIL
                                                 YEAR-TO-DATE
                                                                                2001        2000
                                                                              CANADIAN    CANADIAN
                                                                               (FIELD)     (FIELD)
EQUIPMENT           2001    2000    % CHG.       2001      2000     % CHG.    INVENTORY   INVENTORY
----------------------------------------------------------------------------------------------------
2 WHEEL
TRACTORS
----------------------------------------------------------------------------------------------------
UNDER 40 HP          626     538      16.4%     1,809     1,596      13.3%       3,842      2,874
----------------------------------------------------------------------------------------------------
40 & UNDER
100 HP               742     692       7.2%     2,559     2,400       6.6%       3,740      3,726
----------------------------------------------------------------------------------------------------
100 HP & OVER        417     307      35.8%     1,542     1,218      26.6%       1,446      1,304
----------------------------------------------------------------------------------------------------
TOTAL              1,785   1,537      16.1%     5,910     5,214      13.3%       9,028      7,904
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
4 WD TRACTORS         84      58      44.8%       306       292       4.8%         205        166
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
TOTAL FARM
WHEEL TRACTORS     1,869   1,595      17.2%     6,216     5,506      12.9%       9,233      8,070
----------------------------------------------------------------------------------------------------
COMBINES
(SELF-PROPELLED)      35      42     -16.7%       225       241      -6.6%         547        603
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------

CFIEI Industry News                                                  Page 2 of 2

                 CANADIAN FARM & INDUSTRIAL EQUIPMENT INSTITUTE
                     3350 South Service Road, Garden Level
                      Burlington, Ontario, Canada, L7N 3M6
                   Phone: 905-632-8483 (*) Fax: 905-632-7138
                             E-Mail: info@cfiei.ca

       Copyright(C) 2001 Canadian Farm & Industrial Equipment Institute.
                              All rights reserved.

     Send mail to webmaster with questions or comments about this website.

LAST MODIFIED: JUNE 18, 2001

                                   SIGNATURES

          PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                             CNH Global N.V.


                                             By: /s/ Debra E. Kuper
                                                 -------------------------------
                                                     Debra E. Kuper
                                                     Assistant Secretary



June 19, 2001